Mail Stop 3010

April 16, 2009

Via U.S. Mail and Facsimile 949.608.3599

Mr. Dennis R. Duffy
Chief Executive Officer
Team Nation Holdings Corporation
4667 MacArthur Boulevard
Suite 150
Newport Beach, CA 92660

> **Re:** **Team Nation Holdings Corporation**
> **Item 4.01 Form 8-K**
> **Filed April 15, 2009**
> **File No. 333-144597**

Dear Mr. Duffy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed April 15, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Disclose the date your relationship ended. Also, indicate whether the decision to change auditors was

recommended or approved by your board of directors. Refer to Item 304(a)(1)(i) of Regulation S-K.

2.   Please disclose whether your former auditor's reports on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3.   Please indicate whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, declined to stand for re-election, or was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Refer to Item 304(a)(1)(iv) of Regulation S-K.

4.   Please amend your Form 8-K and include the Item 4.01 designation, as well as the letter from the former accountants filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

5.   We note that during the two most recent fiscal years ended December 31, 2008 and 2007, as well as the interim period through the engagement of your new registered independent accountants, you did not consult with Mayer Hoffman McCann P.C. regarding any matters or events as required to disclose under Item 304(a)(2) of Regulation S-K. Please tell us your relationship with Mayer Hoffman McCann P.C. Further, please amend your filing to note whether you consulted with your new independent accountants, Kelly & Company, during this same time period addressed above.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. The letter required by Exhibit 16 should cover any revised disclosures. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to the undersigned at 202.551.3573.

Sincerely,

Mark Rakip
Staff Accountant